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SEC FILE NUMBER
8-37440

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Estrada Hinojosa & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 North Pearl Street, Suite 2100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

F. Robert (Bob) Falkenberg	214-658-1670	rfalkenberg@ehmuni.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 3rd Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Eric Felt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Estrada Hinojosa & Company, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BELINDA ANN GARZA
My Notary ID # 2549843
Expires November 10, 2027

Signature:

Title:
Managing Director & CCO

Belinda Ann Garza
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2023

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II, have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 4, 2024

We have served as the Company's auditor since 2021.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets		
Cash and cash equivalents	$	2,906,229
Cash deposits with clearing organization		2,075,092
Investments, at fair value		1,801,255
Trade receivables		844,213
Receivables from brokers and dealers		187,394
Receivable from related party		175,000
Property and equipment, net		91,401
Prepaid expenses		328,767
Right-of-use asset		1,280,506
Deferred tax asset		29,028
Other assets		226,695
Total Assets	$	9,945,580
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	451,470
Federal and state taxes payable		48,240
Lease liability		1,326,391
Total Liabilities		1,826,101
Stockholders' Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 11,951 shares issued and 9,106 outstanding		120
Additional paid-in capital		429,011
Treasury stock, 2,845 shares		(1,623,845)
Retained earnings		9,314,193
Total Stockholders' Equity		8,119,479
Total Liabilities and Stockholders' Equity	$	9,945,580

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2023

Revenue	
Underwriting	$ 5,930,719
Financial advisory	10,504,951
Interest and other income	250,125
Total revenue	16,685,795
Operating expenses	
Commissions	1,966,085
Employee compensation	10,236,900
Office rent	608,623
Depreciation	28,934
Operating and administrative expenses	3,736,577
Total operating expenses	16,577,119
Income before income taxes	108,676
Income tax expense	92,562
Net income	$ 16,114

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2022	$ 120	$ 411,592	$ (1,489,743)	$ 9,298,079	$ 8,220,048
Purchase of treasury stock	-	-	(134,102)	-	(134,102)
Stock compensation expense	-	17,419	-	-	17,419
Net Income	-	-	-	16,114	16,114
Balance, December 31, 2023	$ 120	$ 429,011	$ (1,623,845)	$ 9,314,193	$ 8,119,479

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Net income	$	16,114
Cash provided by Operating Activities:		
Depreciation expense		28,934
Stock compensation expense		17,419
Deferred income taxes		(19,626)
(Increase)/decrease in assets		
Net change in investments		(62,312)
Trade receivables		(145,805)
Receivables from brokers and dealers		416,861
Receivables from related party		(175,000)
Prepaid expenses		(57,199)
Amortization of right-of-use asset		82,003
Other assets		11,463
Increase/(decrease) in liabilities		
Accounts payable and accrued expenses		(293,154)
Federal and state taxes payable		(9,890)
Lease liability		(61,619)
Cash provided by Operating Activities		(251,811)
Cash provided by Investing Activities		
Purchases of property and equipment		(15,264)
Sale of property and equipment		47,803
Cash provided by Investing Activities		32,539
Cash provided by Financing Activities		
Purchase of treasury stock		(134,102)
Cash provided by Financing Activities		(134,102)
Net change in cash and cash equivalents		(353,374)
Cash and cash equivalent, and restricted cash at beginning of the year		5,334,695
Cash and cash equivalent, and restricted cash at end of the year	$	4,981,321
Cash and cash equivalent, and restricted cash at end of the year consists of:		
Cash and cash equivalent	$	2,906,229
Restricted cash, deposits with clearing organizations		2,075,092
	$	4,981,321
Supplemental information:		
Cash paid for taxes	$	102,452
Cash paid for interest	$	1,953
Non-cash Right-of-use assets	$	49,894

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales. The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and investments, with maturities of three months or less, that are not segregated and deposited for regulations purposes.

Accounts Receivable

Receivables are reported in the statement of financial condition at outstanding principal adjusted for any allowance for credit losses. The receivable is recognized upon completion of the performance obligation to the customer and collateral is not required. The company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against allowance. The Company's expectation is that credit risk is not significant until receivables are more than 180 days past due. As of December 31, 2023, the Company had no accounts that management

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

believed were doubtful of being collected. Receivables related to contracts with customers as of December 31, 2023 and December 31, 2022 were $844,213 and $698,408, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives from three to seven years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in our statement of financial condition. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line bases over the lease term.

For leases with a term of 12 months or less, the Company has made an accounting policy election by class or underlying asset not to recognize lease assets and lease liabilities. The Company elected this practical expedient and has not accounted for leases with lease term of 12 months or less. Lease payments for these leases incurred for the year ended December 31, 2023 is included on the Statement of Income with Office rent.

Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. The Company has elected, for all of its leases, to not separate lease and nonlease components. Each lease component is accounted for separately from other lease components, but together with the associated nonlease components.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Revenue Recognition

The Company recognized revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of revenues and certain costs. Revenue

from contracts with clients is recognized when the Company satisfies performance obligations by transferring the service to the client. A service is transferred to a client when the client obtains control and benefit of that service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the service.

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

The Company engages in the underwriting of municipal debt securities for governmental entities and public/private conduit issuers that use the proceeds from the sale of such securities for purposes specified in the issuer's official statement. Revenues arising from the primary offering of municipal debt securities for governmental entities and public/private conduit issuers for the portion of the bonds the Company is contracted to purchase are recognized on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue arising from transactions of municipal debt underwritings since the terms of the transaction have been established, beneficial ownership has been transferred, all performance obligations have been satisfied, there are no significant variable constraints and there is no significant action which the Company must undertake subsequent to this date.

The Company recognizes an underwriting expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses these costs.

The Company provides financial advisory services to governmental entities and public/private conduit issuers of municipal securities. Revenues are earned from fees arising from the rendering of financial advice with respect to a public or private issuance of municipal securities or the structuring of a bank loan on behalf of the governmental entities and/or public/private conduit issuers. The Company recognizes financial advisory fees at a point in time when the related transaction or engagement is successfully completed, i.e. closing date. The Company believes that closing date is the appropriate point in time to recognize revenues arising from financial advisory services as that is when the customer receives the benefit of the services, all performance obligations have been satisfied, and there are no significant variable constraints.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The Company defers financial advisory expenses only to the extent they are explicitly reimbursable by the financial advisory client and records expenses when the related revenue has been recognized. Expenses reimbursed by our clients are recognized as financial advisory revenues; otherwise, financial advisory expenses are recognized as they are incurred.

Fees for placement agent services and continuing disclosure submission services are recorded when earned and are considered earned when the service has been delivered to the customer.

Interest and other income represent revenues that are not within the scope of ASC 606. The economic conditions which affect the Company's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

Changes in future tax rates are recognized upon enactment of the new rates and are recorded as a component of income tax expense.

The Company recognizes and measures any unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2023, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirement on securities owned and other non-recurring debits, such as securities sold short, fails, and unanticipated price corrections.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. ASC 820 Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

NOTE 3. FAIR VALUE - CONTINUED

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2023, the Company's investments consist of certificates of deposit with original maturities greater than 90 days valued at $1,801,255. Broker pricing is used for valuation of certificates of deposit and is based on pricing of similar assets. For the year ended December 31, 2023, unrealized losses were $13,138 and are included in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis
As of December 31, 2023

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ 1,801,255	$ -	$ 1,801,255
TOTALS	$ -	$ 1,801,255	$ -	$ 1,801,255

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 2,049,516	$ -
Receivables from brokers and dealers	187,394	-
Other	25,576	-
	$ 2,262,486	$ -

At December 31 2023, the above balance is included in cash deposits with clearing organization of $2,075,092 and receivables from brokers and dealers $187,394 recorded in the statement of financial condition.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2023:

Property and Equipment		
Computer equipment and software	$	462,821
Furniture and fixtures		159,049
Leasehold improvements		73,336
		695,206
Accumulated depreciation		(603,805)
Property and Equipment, Net	$	91,401

NOTE 6. OPERATING LEASES

The ROU assets, pertain to office leases in ten locations across the country. These are for various non-cancellable lease terms ranging from 12 to 60 months with monthly rental payments in the range of $450 to $17,223. Since the Company is not reasonably certain that it will exercise the option to extend the leases beyond the respective non-cancellable periods, the Company has not included the option period in the lease term for any of the leases accounted under ASC 842. The Company recognized ROU assets and lease liabilities in the amount of $49,894 in 2023.

Rent expense for the year ended December 31, 2023, was $608,623 and is included in office rent within the statement of income. Discounted cash flows on operating lease liabilities are $1,326,391 as of and for the year ended December 31, 2023.

The following schedule of future minimum lease payments under operating leases, is as follow:

Year Ended December 31		Total
2024	$	384,823
2025		340,077
2026		263,800
2027		269,810
2028		240,528
Total lease payments		1,499,038
Imputed interest		172,647
Total lease liability	$	1,326,391

NOTE 6. OPERATING LEASES - CONTINUED

The weighted average remaining lease term is 4.4 years, and the weighted average discount rate is .0451%.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting debt to net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $6,958,404 which was $6,858,404 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.072 to 1.

NOTE 8. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2023:

Income taxes		
Federal:		
Current	$	56,737
Deferred		(18,457)
State:		
Current		55,451
Deferred		(1,169)
Total tax expense (benefit)	$	92,562

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2023:

NOTE 8. INCOME TAX EXPENSE - CONTINUED

Deferred tax assets resulting from:		
ROU deferred tax asset	$	294,602
Reimbursable expenses		38,754
Total deferred tax assets	$	333,356
Deferred tax liability resulting from:		
ROU deferred tax liaility	$	(284,410)
Stock compensation		(297)
Property and equipment		(19,621)
Total deferred tax liabilities	$	(304,328)
Deferred tax asset, net	$	29,028

NOTE 9. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2023 was $269,531.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company rents a property on a month to month basis in South Padre Island, Texas from an affiliate related through common ownership. Total rental expense of $87,000 is included in office rent within the statement of income for the year ended December 31, 2023.

The Company leases an aircraft on a monthly basis from an affiliate party. Total lease expense was $175,906 for the year ended December 31, 2023 and is included in other operating expenses within the statement of income. The lease agreement was terminated in May 2023.

NOTE 11. STOCK REPURCHASE

The Company adopted an employee stock purchase plan in order to offer 2,350 shares to various key employees in 2015.

During 2023, the Company bought back 250 shares with a cost of $134,102 for an average price of $536.40 per share.

The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the Company may exercise its call option and under the terms of the stock purchase plan may buy back the stock at the lesser of the price paid by the employee for such shares or the book value per share at the termination date. Compensation expense related to the sale of shares at a discount will be amortized over the next three years for each installment. Compensation expense of $17,419 was recognized during the year ended December 31, 2023.

NOTE 12. MERGER

On August 3, 2023 (the "Transaction Date"), the Company entered into an Agreement and Plan of Reorganization, (the 'Marger Agreement"), by and among the Company, Texas State Bankshares (TSBI), a Texas corporation and registered bank holding company, EHCI Acquisition (Newco), and TRB Capital Markets, LLC, a wholly-owned subsidiary of Texas Regional Bank (TRB), which is wholly owned by TSBI.

Pursuant to second amendment to the Merger Agreement, either parties have the right to terminate if the effective time of the Merger has not occurred by 5:00 on May 31, 2024 or such later date as may be mutually agreed to by TSBI and the Company. As of December 31, 2023 and through March 4, 2024, the Merger Agreement was still pending regulatory approval.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Net Capital Computation:		
Total shareholders' equity	$	8,119,479
Non-allowable assets -		
Trade receivables		477,711
Prepaid expenses, other assets, and receivables from affiliates		589,739
Property and equipment, net		91,401
Net capital before haircuts on security positions		6,960,627
Haircuts on securities		2,223
Net Capital	$	6,958,404
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	33,314
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	6,858,404
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	6,838,404
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	499,710
Percentage of aggregate indebtedness to net capital		7.18%

RECONCILEMENT OF UNAUDITED 12/31/23 NET CAPITAL REPORTED ON 1/24/24
TO AUDITED 12/31/23 NET CAPITAL REPORTED WITH FINAL 12/31/23 AMENDMENT:

OWNERSHIP EQUITY AS REPORTED JANUARY 24, 2024 (UNAUDITED)	$	7,865,222
POST CLOSING ADDITION TO EQUITY:		254,257
AUDITED DECEMBER 31, 2023 OWNERSHIP EQUITY	$	8,119,479
Net Effect of Post Closing Adjustments	$	254,257

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II - STATEMENTS REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant To Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general Creditors at December 31, 2023 or for the year then ended.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc.'s (the Company) Exemption Report in which:

1) The Company states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
March 4, 2024

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) as the Firm operates under the (k)(2)(ii) exemption. All customer transactions are cleared through Hilltop Securities, Inc. ("Hilltop") on a fully disclosed basis. The Firm has met the (k)(2)(ii) exemption throughout the most recent fiscal year (2023) without exception.

Estrada Hinojosa & Co., Inc.
Estrada Hinojosa & Company, Inc.

I, Scott Eric Felt, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

CCO & FINOP
March 4, 2024

CC: Noe Hinojosa Jr., CEO, President & Chairman

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Estrada Hinojosa & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Estrada Hinojosa & Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
March 4, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME ESTRADA HINOJOSA & COMPANY INC

SEC No. 8-37440

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 16,685,795.00
2		Additions:			
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
	b	Net loss from principal transactions in securities in trading accounts.			
	c	Net loss from principal transactions in commodities in trading accounts.			
	d	Interest and dividend expense deducted in determining item 1.			
	e	Net loss from management of or participation in the underwriting or distribution of securities.			
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
	g	Net loss from securities in investment accounts.			
	h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3		Add lines 1 and 2h			$ 16,685,795.00
4		Deductions:			
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			
	b	Revenues from commodity transactions.			
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 8,335.00	
	d	Reimbursements for postage in connection with proxy solicitations.			
	e	Net gain from securities in investment accounts.		$ 13,138.00	
	f	100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		$ 256,083.00	
	h	Other revenue not related either directly or indirectly to the securities business.		$ 10,741,939.00	
		Deductions in excess of $100,000 require documentation			
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 85,889.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 85,889.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 11,105,384.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 5,580,411.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 8,370.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 4,405.76	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 4,405.76		
	d Add lines 11a through 11c		$ 4,405.76	
12	**LESSER** of line 10 or 11d.			$ 4,405.76
13	a Amount from line 8		$ 8,370.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 4,405.76	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 3,964.24
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 3,964.24
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-37440	DEA: FINRA	2023	Dec

MEMBER NAME ESTRADA HINOJOSA & COMPANY INC
MAILING ADDRESS PLAZA OF THE AMERICA SO TOWER
600 NORTH PEARL STREET STE 2100
DALLAS, TX 75201

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ESTRADA HINOJOSA & COMPANY INC
(Name of SIPC Member)

Elizabeth Cedillo
(Authorized Signatory)

2/27/2024
(Date)

ecedillo@ehmuni.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 1291, in the amount of $3,964.24 on or the next business day after 02/27/2024. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #

B2405863026585

Payment Date

02/27/2024

SEC Registration No.

8-37440

Member Name

ESTRADA HINOJOSA & COMPANY INC

Email Receipt to

ecedillo@ehmuni.com

Payment Type

Direct Payment

Device Type

Web

Additional Comments

Routing Number

*****0614

Bank

JPMORGAN CHASE BANK, NA

Name on Account

ESTRADA HINOJOSA & COMPANY INC

Payment Method

Business checking ***1291

Status

Pending

Total Payment Amount

$3,964.24